Exhibit 99.2

Exit Deed	April 3, 2025

This Exit Deed is made and entered into by and between:

Psyence Australia Pty Ltd (“Sponsor”), (ACN 665 259 727); and

iNGENū CRO Pty Ltd (“CRO”) (ACN 656 400 056)

With reference to:

- Master Services Agreement dated 21 March 2023, and;

- Study Order dated 23 March 2023,

collectively, the "MSA".

1. Termination Acknowledgement

The Sponsor has elected to terminate the Study engagement in accordance with clause 19 of the MSA. No patients have been dosed; however, screening activities at Empax had commenced. The parties acknowledge and agree that termination is being affected prior to the Milestone payment due for First Patient In (FPI).

2. Withdrawal of Letter

The Sponsor hereby agrees to formally withdraw the letter dated March 11, 2025 address to the CRO, provided that the CRO agrees to perform its obligations under clauses 3, 5 and 6 below.

3. $0 Transition Support

CRO agrees to provide transition support at no charge by the CRO ($0 contract) for up to forty five (45) business days from the date of this Exit Deed. Support includes knowledge transfer, regulatory transition, site handover, database and data transfer, and general assistance as reasonably requested by Sponsor. Any third-party transfer and/or termination costs associated are to be covered by the Sponsor, and are further particularised in Clause 6 below.

4. Centralised Communication

All communications from the Sponsor to the CRO during the transition shall be directed solely to either the CRO's COO or CEO. The Sponsor will not liaise directly with other CRO personnel or third parties without prior written instruction. All CRO to Sponsor communication will be through the CEO or CFO.

5. Final Data & Document Transfer

The CRO agrees to deliver all screening logs, regulatory documents, site, database and data transfer, and vendor contracts, and essential TMF documentation in CRO’s possession within 5 calendar days of the date this Exit Deed. Upon request, other documents from sites, and/or third parties, .e.g. HREC will be gathered and shared within reasonable timeframes.

6. Vendor Management & Financial Settlement

The Sponsor agrees to pay [*] rate that is the equivalent of [*] invoices, which is a rate of [*]. CRO will raise an invoice [*] outlining in the description that this expenditure directly relates to partial payment of vendors associated with the clinical trial activities. This [*] invoice is to be paid by the Sponsor by no later than 5pm AEST on Monday 7th April 2025 thereof in settlement of all third party vendor invoices as detailed in Appendix 1 incurred as at the date of this Exit Deed.

The CRO agrees to pay the outstanding invoices and liabilities with third-party vendors as detailed in Appendix 1 related to services rendered under the Study Order by no later than 5pm AEST on Monday 7th April 2025.

The Parties confirm that all CRO invoices or payments due under the MSA by the Sponsor have been settled in full and that no further payments are owing or shall be due by the Sponsor.

Upon execution of this Exit Deed, termination notices will be sent to all vendors. The Sponsor shall be entitled to reengage any of those vendors or others as they determine. All vendor severance fees (if any) are to be borne by the Sponsor.

The CRO has no further financial obligation under the SO or MSA beyond payments already made or agreed at the time of this Exit Deed.

[*]

8. Intellectual Property & Confidentiality

All IP created during the engagement, including New Materials and Improvements, vests in the Sponsor as per MSA clause 15.2. CRO agrees to assign and transfer any remaining rights and execute documentation as needed. Confidentiality obligations in clause 16 of the MSA remain in full effect post-termination.

[*]

10. Mutual Release

Subject to fulfilment of the terms in this Exit Deed, each Party releases the other from any claims or liabilities under the MSA or SO, except unresolved obligations identified in this Deed.

11. Release from all claims

The Sponsor agrees upon signing this Exit Deed to release the CRO from all historic, current and future claims related to the MSA, Study Order and related contracts.

12. Execution and Legal Provisions

This Exit Deed will be governed by the laws of Victoria, Australia, per MSA clause 21.12.

Signed by authorised representatives of each party.

EXECUTION

Executed by iNGENu Pty Ltd (ACN 656 400 056) in accordance with section 126 of the Corporations Act 2001 (Cth), by its duly authorised agent:

Signature of Director	Signature of Director

Name of Director (Print)	Name of Director (Print)

Date	Date

Executed by Psyence Australia Pty Ltd (ACN 665 259 727) in accordance with section 126 of the Corporations Act 2001 (Cth), by its duly authorised agent:

Signature of Director	Signature of Director

Name of Director (Print)	Name of Director (Print)

Date	Date

Appendix 1